P.O. Box 343

206 May Street

Radcliffe, Iowa 50230

Phone (515) 899-2164

1-800-423-9903

Fax (515) 899-2147

August 19, 2008

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

Washington, D. C. 20549

Re. Comission File Number  333-41092

       Mirenco, Inc. 10-KSB for the fiscal year ended December 31, 2007

Dear Ms. Cyrkel:

The following is in response to your correspondence dated July 21, 2008:

Following are the proposed changes to Mirenco’s 10-KSB dated December 31, 2007 as requested by the Securities and Exchange Commission.  Below is a copy of our proposed changes to be reviewed by the Commission to include Management’s Report on Internal Control over Financial Reporting.  We look forward to any comments you have regarding this change.

Sincerely,

Glynis Hendrickson, CFO

(515) 899-2164

ITEM 8A(T). Controls and procedures

(a)           Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and Principal Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information  required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure. Based on his evaluation, our principal  executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2007.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

(b)          Changes in internal control over financial reporting. There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are  reasonably likely to materially affect, our internal control over financial reporting. Our management team will continue to evaluate our internal control over financial reporting throughout 2008.

Management’s Report on Internal Control over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) and has assessed its effectiveness using the components established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

 Management performed this evaluation as of the period ended December 31, 2007, however, our original filing of the Company’s 10KSB, dated December 31, 2007 did not include the extended language to include full disclosure of this evaluation.  As a result of this evaluation, management concluded that we maintained effective internal control over financial reporting as of December 31, 2007.

Internet: www.mirenco.com                                                     Email: info@mirenco.com